

14048882

SEC\   ISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
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SEC FILE NUMBER

8- 48732

46310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2013_____ AND ENDING_____12/31/2013_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Brokerage Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

595 S Federal Highway, Suite 500
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven C. Jacobs   (561) 338-2761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Lovelace, P.A.
(Name – *if individual, state last, first, middle name*)

1201 S Orlando Ave, Suite 400	Winter Park	FL	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Steven C. Jacobs___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Summit Brokerage Services, Inc.___ , as of ___December 31___ , 2013___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2013

CONTENTS



**MOORE STEPHENS
LOVELACE, P.A.**

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

We have audited the accompanying consolidated financial statements of Summit Brokerage Services, Inc. and Subsidiaries, which comprise the statement of financial condition as of December 31, 2013, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The information contained in the accompanying supplemental information Schedule I is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the consolidated financial statements taken as a whole.

Moore Stephens Lovelace, P.A.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 28, 2014

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$ 8,506,797
Deposits held at clearing brokers	128,867
Commissions receivable and other, net	1,542,846
Notes receivable, net	694,330
Other receivables, net	495,809
Securities owned, at fair value	3,379
Prepaid expenses	1,456,757
Property and equipment, net	401,705
Goodwill	500,714
Other assets	74,776
Total assets	**$ 13,805,980**

LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities

Accounts payable and accrued expenses	$ 2,284,368
Accrued commissions expense	2,343,279
Total liabilities	4,627,647

Commitments and contingencies

Stockholder's equity

Common stock, par value $0.0001 per share; authorized 60,000,000 shares; 1 share issued and outstanding	-
Additional paid-in capital	14,823,529
Unearned stock-based compensation	(1,264,820)
Accumulated deficit	(4,380,376)
Total stockholder's equity	9,178,333
Total liabilities and stockholder's equity	**$ 13,805,980**

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES
Consolidated Statement of Income
For the Year Ended December 31, 2013

Revenues	
Commissions	$ 81,837,841
Interest and dividends	814,184
Other revenues	4,961,121
	87,613,146
Expenses	
Commissions and related costs	69,237,379
Employee compensation and benefits	7,486,930
Occupancy and equipment	791,195
Communications	456,051
Depreciation and amortization	199,894
Other operating expenses	3,849,675
	82,021,124
Income before income taxes	5,592,022
Provision for income taxes	1,700,000
Net income	$ 3,892,022

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2013

| | Common Stock | | | | | |
	Number of Shares Outstanding	Par Value	Additional Paid-In Capital	Unearned Stock-Based Compensation	Accumulated Deficit	Total Stockholder's Equity
Balances, December 31, 2012	1	$ -	$ 14,495,688	$ (1,666,572)	$ (5,497,393)	$ 7,331,723
Contribution from parent – options issued, net	-	-	343,519	(343,519)	-	-
Effect of current year earned stock amortization, net	-	-	-	702,740	-	702,740
Distributions to parent	-	-	-	-	(2,775,005)	(2,775,005)
Recapture of unearned compensation and APIC	-	-	(15,678)	42,531	-	26,853
Net income	-	-	-	-	3,892,022	3,892,022
Balances, December 31, 2013	1	$ -	$ 14,823,529	$ (1,264,820)	$ (4,380,376)	$ 9,178,333

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from operating activities	
Net income	$ 3,892,022
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	199,894
Stock-based compensation	702,740
Amortization of advisor notes	189,960
Changes in:	
Deposits held at clearing brokers	(44)
Commissions receivable and other, net	599,481
Notes receivable, net	(419,054)
Other receivables, net	544,623
Securities owned, at fair value	6,316
Prepaid expenses	(696,278)
Accounts payable and accrued expenses	287,959
Accrued commissions expense	(526,377)
Net cash provided by operating activities	4,781,242
Cash flows from investing activities	
Purchase of property and equipment	(189,736)
Cash flows from financing activities	
Distributions to parent	(2,775,005)
Net increase in cash and cash equivalents	1,816,501
Cash and cash equivalents at beginning of year	6,690,296
Cash and cash equivalents at end of year	$ 8,506,797

The accompanying notes are an integral part of the consolidated financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Year Ended December 31, 2013

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services, Inc. ("SBS" or the "Company") provides a full range of financial services primarily to retail clients through its network of approximately 230 independent branch offices and one company-owned office. The Company is registered as a broker-dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation, the Municipal Securities Rulemaking Board and the National Futures Association.

ORGANIZATION - The Company is a wholly owned subsidiary of Summit Financial Services Group, Inc. ("SFSG" or the "Parent").

SIGNIFICANT TRANSACTIONS - On November 16, 2013, SFSG entered into an agreement and plan of merger (the "Merger Agreement") with RCS Capital Corporation ("RCS") and Dolphin Acquisition, LLC ("Merger Sub"), a newly formed, wholly owned subsidiary of RCS. Under the Merger Agreement, SFSG will merge with and into Merger Sub (the "Merger"), with Merger Sub surviving the merger as a wholly owned subsidiary of RCS. RCS expects that SFSG, once acquired, will operate independently of RCS's wholesale broker-dealer subsidiary, Realty Capital Securities, LLC, and function as a separate business unit alongside RCS's existing operating subsidiaries.

The Merger Agreement provides that each share of SFSG common stock (excluding any dissenting shares) outstanding immediately prior to the closing will be converted into the right to receive (a) $1.2578, representing the sum of the consideration payable in the Merger by RCS, plus cash contributed by SFSG (the "Closing Merger Consideration"), and (b) one non-transferable contingent value right (a "CVR") to be issued by RCS pursuant to a CVR agreement to be entered into at the closing (the CVR and the Closing Merger Consideration, collectively, the "Aggregate Merger Consideration"). The Merger Agreement also entitles the holders of SFSG shares to the pro rata portion of any tax refunds received by RCS as a result of certain net operating losses incurred by SFSG with respect to SFSG's stub 2014 tax year and prior years (the "Tax Refund Amount"). The total consideration payable by RCS in the Merger (not including cash to be contributed by SFSG) is $49.0 million, at least $9.8 million of which will be payable in RCS Class A common stock.

CONSOLIDATION POLICY - The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's wholly owned subsidiaries include Summit Financial Group, Inc. (a registered investment advisor), SBS Insurance Agency of Florida, Inc. (an insurance business) and its subsidiaries, and Summit Holding Group, Inc. All significant inter-company transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

DEPOSITS HELD AT CLEARING BROKERS - The Company has interest-bearing reserve deposits with its clearing brokers. The clearing brokers require deposits from all introducing brokers for whom they transact business.

COMMISSIONS RECEIVABLE AND DUE FROM BROKERS, NET - The Company does not provide an allowance for commissions and other amounts due from its clearing brokers since, in the opinion of management, such amounts are fully collectible. For commissions due from parties other than the clearing brokers, the Company reduces the gross receivable based on the length of time it has been outstanding. As of December 31, 2013, the allowance amount was not significant.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

NOTES RECEIVABLE, NET - Notes receivable, net are comprised of amounts due from the Company's financial advisors in the form of both non-forgivable and forgivable loans. Non-forgivable loans are typically repaid by the financial advisor from the amounts that would otherwise be due as a result of their gross production, while the forgivable loans are amortized, typically over a period of four years. Any amortized amounts are included in commissions and clearing costs in the consolidated statement of income. The Company's policy is to establish an allowance for estimated uncollectible notes against the net amount of the notes. Furthermore, management periodically reviews the loans to determine whether additional allowances should be recorded, or whether any amounts should be written off. As of December 31, 2013, the Company had established allowances totaling approximately $195,000. In the event a financial advisor's affiliation terminates prior to either the repayment of the loan or its complete amortization, the financial advisor is required to repay such balance to the Company.

OTHER RECEIVABLES, NET - Other receivables, net consist primarily of amounts due from the Parent of approximately $266,000, amounts due from the Company's clearing firms of $56,000, amounts due from employees and financial advisors of approximately $111,000, and other receivables of approximately $63,000.

SECURITIES OWNED, AT FAIR VALUE - Securities owned are classified as trading securities and are thus marked to market and stated at estimated fair value, as determined by management, using the quoted closing or latest bid prices. The resulting differences between cost and estimated fair value are included in the consolidated statement of income. Substantially all securities owned at December 31, 2013, are categorized as Level 1 investments within the fair value hierarchy.

PROPERTY AND EQUIPMENT, NET - Property and equipment, net are stated at cost. Depreciation for financial reporting purposes is primarily based on the straight-line method over the estimated useful lives of the related assets, generally three to seven years (see Note 2).

COMMISSION REVENUE AND EXPENSE - Commission revenue and the corresponding expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee.

ADMINISTRATION AND SERVICE FEES - Administration and service fees are included in other revenues and are recorded as services are provided or underlying transactions are executed.

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist primarily of the current tax provision plus deferred taxes.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets may also be recognized for operating losses and tax credits that are available to offset future taxable income (see Note 8).

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

STOCK OPTIONS - The Company accounts for stock-based compensation related to both employees and non-employees using the fair market value method. Most often, options are granted for the provision of future services, such as continued employment or, in the case of independent financial advisors, their affiliation with the Company. Consequently, the options typically provide for vesting over a period of years, with a certain percentage of the options vesting each year upon the anniversary date of the grant, if the grantee is then still affiliated with the Company. Unearned stock compensation is recorded for options issued to either employees or nonemployees for services to be rendered in the future. Any unearned stock compensation is generally amortized over the period the underlying options are earned, which is typically the vesting period. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The amortization of earned stock expense related to issuances to employees is included in the consolidated statement of income under the caption "Employee compensation and benefits," while the amortization of earned stock expense related to issuances to non-employees is included under the caption "Other operating expenses" (see Note 6).

ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, the ultimate outcome of which is not determinable until such litigation has been settled, the valuation of intangible assets, the allowances for notes receivable from financial advisors, and stock-based compensation. Actual results could differ from those estimates.

SUBSEQUENT EVENTS - Management has evaluated subsequent events for recognition and disclosure through February 28, 2014, the date the consolidated financial statements were available to be issued.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2013:

Computer systems and software	$ 437,890
Equipment and furniture	358,096
Leasehold improvements	186,486
Total	982,472
Less: accumulated depreciation and amortization	(580,767)
Total property and equipment, net	$ 401,705

NOTE 3 - GOODWILL

Goodwill, resulting from the 2003 acquisition of a branch office, is reviewed for impairment at least annually, with the Company recording adjustments, if any, that are deemed appropriate. No such impairment expense was recorded in 2013.

NOTE 4 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2013:

Accrued expenses and other accrued liabilities	$ 1,418,792
Accounts payable	230,697
Accrued wages	634,879
	$ 2,284,368

NOTE 5 - COMMON STOCK

The capital structure of SBS is currently comprised of a single share of common stock.

NOTE 6 - STOCK OPTIONS AND WARRANTS

The Company accounts for all option issuances (including those issued by SFSG to both employees and non-employees of SBS on behalf of SBS) using the fair market value method. In connection therewith, the Company records, in general, upon the issuance of each option, unearned stock-based compensation in an amount equal to the number of shares covered by the option multiplied by the fair value per option. The amount recorded as unearned stock-based compensation is then amortized over the vesting period of the option. Consequently, the total expense recognized in the current period represents the amortized portion, if any, of the fair value of all outstanding options. All options granted to employees and nonemployees of SBS have been issued by the Parent. Any expense that the Parent is required to recognize as a result of these issuances is recorded by the Company.

The following schedule reflects activity related to SFSG stock options, warrants, and deferred stock during 2013:

Shares	
Option grants – employees	1,206,333
Option grants – non-employees	5,000
Warrant grants – non-employees	—
Grants of replacement options – employees	600,000
Grants of replacement options – non-employees	—
Forfeited, expired or exercised – employees	(1,819,579)
Forfeited, expired or exercised – non-employees	(534,443)
Cancelled options – employees	(600,000)
Cancelled options – non-employees	—
	(1,142,689)
Fair Market Value	
Options issued – employees	$ 339,817
Options issued – non-employees	$ 3,702
	$ 343,519
Earned Stock Expense	
Earned stock expense, net – employees	$ 551,193
Earned stock expense, net – non-employees	$ 151,547
	$ 702,740

NOTE 6 - STOCK OPTIONS AND WARRANTS *(Continued)*

Stock option activity during 2013 was as follows (which represents options issued by SFSG for employees and non-employees of the Company):

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2012	18,134,120	$ 0.61
Granted	1,211,333	$ 0.85
Issued upon cancellation of previously granted options	600,000	$ 0.85
Cancelled (as part of options that were cancelled and replaced)	(600,000)	$ 0.45
Forfeited or expired	(336,909)	$ 0.63
Exercised for Cash	(957,915)	$ 0.43
Cashless Exercise	(1,059,198)	$ 0.38
Outstanding at December 31, 2013	16,991,431	$ 0.67

During 2013, options to acquire 2,017,113 shares of common stock with a weighted average exercise price of $0.40 were exercised, resulting in the issuance of 1,693,509 shares. The difference between the number of shares underlying the options exercised and the number of common stock shares actually issued resulted from the grantees of certain of the exercised options electing to exercise such options on a cashless basis. The calculation for determining the number of shares to be issued on a cashless basis was as follows: (i) the aggregate intrinsic value was calculated, which was equal to the difference between (a) the fair market value of SFSG's common stock at the time of exercise less (b) the exercise price of the options being exercised, which difference was then multiplied by the total number of options being exercised; and (ii) the aggregate intrinsic value was then divided by the fair market value of SFSG's common stock at the time of the exercise to determine the number of common stock shares to be issued. The net proceeds to SFSG resulting from the exercise for cash of options during 2013 were $415,616. The aggregate exercise price associated with options that were exercised on a cashless basis was $399,944. No such proceeds, however, were received by SFSG. The approximate weighted average intrinsic value per share—that is, the difference between the market price of the common stock at the time of exercise and the exercise price—was $0.78.

As of December 31, 2013, SFSG had the following common stock equivalents outstanding and exercisable:

	Outstanding			Exercisable		
	Number	W/A Exercise / Conversion Price	W/A Remaining Contractual Term	Number	W/A Exercise / Conversion Price	W/A Remaining Contractual Term
Options	16,991,431	$ 0.67	3.9	12,446,090	$ 0.61	3.7
Warrants	559,000	$ 0.53	1.1	559,000	$ 0.53	1.1
DSUs	2,800,000	$ —	6.0	1,200,000	$ —	6.0
Total CSEs	20,350,431	$ 0.57	4.1	14,205,090	$ 0.55	3.8

The weighted average fair value of options granted during 2013 was $0.19.

NOTE 6 - STOCK OPTIONS AND WARRANTS *(Continued)*

As of December 31, 2013, the aggregate intrinsic value of vested and exercisable options was approximately $7.9 million, based on approximately 12.4 million vested options outstanding, a weighted average exercise price of $0.61 and a year-end closing price for SFSG's common stock of $1.24 per share.

As of December 31, 2013, SFSG had outstanding warrants allowing the holders thereof to purchase 559,000 shares of common stock. The exercise prices for outstanding, as well as currently exercisable, warrants range from $0.50 to $0.85.

As a result of the exercise of options during 2013, SFSG recognized a tax benefit of approximately $440,000, which represents the total intrinsic value of all option exercises of approximately $1,581,000 multiplied by SFSG's effective tax rate of approximately 28% (see Note 8).

For purposes of valuing options and warrants, the Company uses the Black-Scholes option pricing model. For the options and warrants granted during the year ended December 31, 2013, the following assumptions have been utilized:

Expected life (in years)	5 - 7
Risk-free interest rate	0.8% - 2.0%
Volatility	40.6%
Dividend yield	0.0%

As of December 31, 2013, the Company had unearned stock-based compensation of approximately $1.26 million, which amount is expected to be recognized over a weighted average period of approximately 2.5 years.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Leases

In December 2009, the Company entered into two separate lease agreements for office space in Boca Raton, Florida. The first lease ("Lease Agreement") is for 13,554 square feet of office space to house the corporate headquarters for the Company's operations and expires on August 31, 2017, with the Company having the option to extend the Lease Agreement for two five-year renewal terms. Initial base rent is approximately $23,719 per month, subject to certain fixed increases over the course of the term, as set forth in the Lease Agreement. The second lease ("Second Lease Agreement") is for 4,264 square feet of office space to house certain financial advisors and expires on August 31, 2017, with the Company having the option to extend the Second Lease Agreement for two five-year renewal terms. Initial base rent is approximately $7,462 per month, subject to certain fixed increases over the course of the term, as set forth in the Second Lease Agreement.

Total rent expense, including month-to-month leases for the year ended December 31, 2013, was approximately $774,000.

The Company also leases certain equipment under an operating lease, which lease provides for minimum monthly payments of approximately $4,000 through December 2015.

NOTE 7 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Operating Leases *(Continued)*

The approximate minimum annual, non-cancelable rent payments due under the Company's operating leases (based only on the base rent, without regard to the Company's share of common areas and other expenses) are as follows:

Year	Amount
2014	$ 413,000
2015	425,000
2016	438,000
2017	298,000
Thereafter	-
	$ 1,574,000

Legal and Regulatory

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management has provided an accrual for estimated probable losses that could result from these matters. Management believes that the range of potential net losses resulting from these proceedings in excess of the accrued amount, if any, will not be material to the Company's financial position or results of operations.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States Securities and Exchange Commission, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Retirement Plan

The Company has a retirement plan, which management believes qualifies as a deferred compensation plan (the "Plan") under Section 401(k) of the Internal Revenue Code. All employees who are at least 21 years old are eligible to participate in the Plan on the first day of the month following their six-month anniversary of service. During the year ended December 31, 2013, the Company matched 100% of the eligible participants' contributions up to 3% of the participants' qualifying wages and then 50% of the next 2% of participants' contributions. Company matching contributions charged to wages and related expenses for the year ended December 31, 2013, approximated $162,500.

Natural Disasters

The Company's corporate headquarters are located in an area that has been, and will potentially be, affected by tropical storms. In prior years, some portions of the Company's operations have been impacted by such storms. Although the Company maintains business interruption insurance, and has filed claims related to storms in prior years, there can be no assurance that, in the future, the amount of such proceeds will be sufficient to offset any losses incurred. The Company does not reserve any amounts for such contingency.

NOTE 7 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Clearing Firms

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. At December 31, 2013, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE 8 - INCOME TAXES

The Company does not file separate tax returns; rather, its activity is included in the consolidated tax return filed by SFSG. Income taxes are allocated to SBS as if it filed a separate return on a stand-alone basis. The Company recognizes deferred tax assets and liabilities based on temporary differences between the financial reporting basis and the tax basis of assets and liabilities. As of December 31, 2013, the Company recorded a deferred tax asset of approximately $1,577,000, the significant components of which are approximately as follows:

	Amount
Amortization of stock-based compensation	$ 823,000
Depreciation expense	316,000
Allowances and other items	438,000
Total gross deferred tax assets	1,577,000
Valuation allowance	(1,577,000)
Deferred tax assets, net	$ -

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2013, the Company had established a valuation allowance equal to the amount of the deferred tax asset. The valuation allowance decreased by approximately $304,000 during the year ended December 31, 2013.

The Company's effective tax rate for the year ended December 31, 2013, differs from the statutory federal income tax rate due to the following:

Tax at statutory rate	34.0%
Increase/(Decrease) resulting from:	
Effect of state income tax	3.2%
Effect of non-deductible items	7.1%
Effect of stock-based compensation, net	(15.7)%
Other	1.8%
Effective tax rate	30.4%

The entire federal and state income tax provision for the year ended December 31, 2013, is considered current after giving effect to the decrease in the deferred tax asset valuation allowance and consists of approximately $1,452,000 and $248,000 in federal and state provisions, respectively.

As of December 31, 2013, with few exceptions, the consolidated income tax returns filed by SFSG are no longer subject to income tax examinations by the U.S. Federal taxing authorities for any years prior to 2010.

NOTE 9 - CONCENTRATIONS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

CONCENTRATIONS - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, commissions receivable, notes, and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally insured limits.

During the year ended December 31, 2013, transactions representing approximately 32% and 20% of the Company's total commission revenues were processed through the Company's two clearing brokers. At December 31, 2013, commissions receivable from one of these clearing brokers represented approximately 11% of total commissions receivable.

FAIR VALUE - All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.

NOTE 10 - RELATED-PARTY TRANSACTIONS

During 2013, the Company paid certain amounts, including dividends of $9,000, on behalf of SFSG in the amount of approximately $396,193. During 2013, the Company received from SFSG a capital contribution in the form of contributed equity of $343,519 related to the issuance of options in SFSG and distributed $2,775,005 to SFSG.

NOTE 11 - NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $250,000 or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

The amount of net capital during any period will fluctuate based on a number of factors, including the operating results for SBS. Net capital will also be impacted by contributions to SBS from SFSG, as well as distributions from SBS to SFSG. At December 31, 2013, the Company had net capital of approximately $5.0 million, and the Company's aggregate indebtedness to net capital ratio was 0.91 to 1, as computed under SEC Rule 15c3-1.

SUPPLEMENTAL INFORMATION

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2013

Schedule I

Net Capital

Total consolidated stockholder's equity	$ 9,178,333
Non-allowable assets:	
Notes and other receivables	(1,704,274)
Prepaid expenses	(1,456,757)
Property and equipment, net	(401,705)
Goodwill	(500,714)
Security deposits	(74,776)
Net capital prior to haircuts	5,040,107
Haircuts	(11,323)
Net capital	$ 5,028,784

Aggregate Indebtedness

Items included in the consolidated statement of financial condition:	
Accounts payable and accrued expenses	$ 2,248,185
Accrued commissions expense	2,343,279
Total aggregate indebtedness	$ 4,591,464

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 306,098
Excess net capital at 1,500 percent	$ 4,722,686
Excess net capital at 1,000 percent	$ 4,569,638
Ratio: Aggregate indebtedness to net capital	0.91 to 1

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2013

Schedule I
(Continued)

Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission

Reconciliation with the Company's net capital requirement computation
(included in Part II of Form X-17A-5 as of December 31, 2013):

Net capital, as reported in the Company's Part II (unaudited) Focus Report $ 5,028,784

Audit adjustments and reclassifications:

None

Net capital, as adjusted $ 5,028,784



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

In planning and performing our audit of the consolidated financial statements of Summit Brokerage Services, Inc. and Subsidiaries (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences, as required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors and Stockholder
Summit Brokerage Services, Inc. and Subsidiaries

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 28, 2014